SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended June 2001	Commission File Number 0-26983

DYNAMIC DIGITAL DEPTH INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

2120 Colorado Ave., Suite 100, Santa Monica, CA 90404-3504
(Address of Principal Executive Offices)

Telephone (310) 566-3340

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

DYNAMIC DIGITAL DEPTH INC.

SCHEDULE A

Financial Statements

Second Quarter Ended June 30, 2001

Dynamic Digital Depth Inc.
(Incorporated under the laws of Alberta)

CONSOLIDATED BALANCE SHEETS
[See Nature of Business and Basis of Presentation - Note 1]

                                                       June 30,     December 31,
                                                         2001           2000
                                                         $CAD           $CAD
                                                    ----------------------------
ASSETS

Current assets
Cash                                                   4,568,076      2,506,994
Accounts receivable                                      139,303         64,821
Security deposits and prepayments                        125,096         87,032
                                                    ----------------------------
    Total current assets                               4,832,475      2,658,847
                                                    ----------------------------

Building units held for sale                             975,203      1,045,976
Capital assets, net [note 3]                           2,073,375      2,696,642
Patents, net [note 4]                                    156,535        291,798
Restricted cash [note 5]                                 421,470        487,500
                                                    ----------------------------
    TOTAL ASSETS                                       8,459,058      7,180,763
                                                    ============================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities                 786,571        607,589
Current portion of obligations under capital
    leases [note 7]                                       87,780         84,931
Short-term debt [note 6]                                 425,920        464,643
                                                    ----------------------------
    Total current liabilities                          1,300,271      1,157,163
                                                    ----------------------------
Obligations under capital leases [note 7]                 49,870         93,703
                                                    ----------------------------
Commitments and contingencies [note7]                        -              -
Shareholders' equity
Share capital [note 8]                                35,441,829     30,482,617
Accumulated deficit                                  (27,876,584)   (24,277,755)
Cumulative translation adjustment                       (456,328)      (274,965)
                                                    ----------------------------
    Total shareholders' equity                         7,108,917      5,929,897
                                                    ----------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         8,459,058      7,180,763
                                                    ============================

See accompanying notes

On behalf of the Board:	"N Speakman" Director	"P Kristensen" Director

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                    Three-Months    Three-Months
                                                        Ended           Ended
                                                        June 30,        June 30,
                                                         2001            2000
                                                         $CAD            $CAD
                                                --------------------------------
Revenue
Technology revenue                                      95,247          244,897
Interest income                                          9,322           30,811
Other                                                   62,232         (70,914)
                                                --------------------------------
    Total revenue                                      166,801          204,794
                                                ================================

Expenses
Depreciation and amortization                          260,982          166,304
Salaries and wages                                   1,079,622          872,916
General and administrative                             713,402        1,226,229
Marketing and promotional                               79,425            4,876
Interest                                                 8,308           11,218
                                                --------------------------------
    Total expenses                                   2,141,739        2,281,543
                                                --------------------------------
NET LOSS                                            (1,974,938)      (2,076,749)
                                                ================================

See accompanying notes

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(CONTINUED)

                                                     Six-Months      Six-Months
                                                        Ended           Ended
                                                       June 30,        June 30,
                                                         2001            2000
                                                         $CAD            $CAD
                                                --------------------------------
Revenue
Technology revenue                                     225,368          245,679
Interest income                                         38,725           80,315
Other                                                   88,013           10,746
                                                --------------------------------
    Total revenue                                      352,106          336,740
                                                --------------------------------

Expenses
Depreciation and amortization                          527,754          341,130
Salaries and wages                                   1,910,458        1,488,470
General and administrative                           1,398,457        2,332,451
Marketing and promotional                               92,747           23,642
Interest                                                21,519           31,930
                                                --------------------------------
    Total expenses                                   3,950,935        4,217,623
                                                --------------------------------

NET LOSS                                            (3,598,829)      (3,880,883)

Accumulated deficit, beginning of period           (24,277,755)     (15,456,273)
                                                --------------------------------
Accumulated deficit, end of period                 (27,876,584)     (19,337,156)
                                                ================================
Loss per share                                           (0.16)           (0.20)
                                                ================================
Weighted average number of shares outstanding        22,404,978       19,625,212
                                                ================================

See accompanying notes

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                    Three-Months    Three-Months
                                                        Ended           Ended
                                                       June 30,        June 30,
                                                         2001            2000
                                                         $CAD            $CAD
                                                --------------------------------

Cash flows from operating activities:
Net loss                                             (1,974,938)     (2,076,749)
Adjustments to reconcile net loss to net cash
  used in operating activities:
    Changes in non-cash operating items:
      Depreciation and amortization                     260,982         166,304
      Loss on disposal of building                                       22,967
      Write-off of patent costs capitalized
         in prior years, net                            109,112          92,697
      Write-off of website and other
         miscellaneous costs, net                       197,250
    Changes in assets:
      Accounts receivable                               (22,341)        (41,868)
      Security deposits and prepayments                  (3,096)        112,167
    Changes in liabilities:
      Accounts payable and accrued liabilities           36,913        (563,010)
                                                --------------------------------
Net cash used in operating activities                (1,396,118)     (2,287,492)
                                                --------------------------------

Cash flows from investing activities:
Acquisitions of capital assets                           (8,533)       (269,691)
Patent costs                                                           (265,684)
                                                --------------------------------
Net cash used in investing activities                    (8,533)       (535,375)
                                                --------------------------------
Cash flows from financing activities:
Proceeds from issuance of share capital               4,932,212       4,993,892
Payments on short-term debt                                            (530,921)
Payments on obligations held under capital lease        (14,854)         (5,819)
Restricted cash                                          91,661       (511,508)
                                                --------------------------------
Net cash provided by financing activities             5,009,019       3,945,644
                                                --------------------------------
Effect of exchange rates on cash                         15,827         (42,980)
                                                --------------------------------
Net increase in cash                                  3,620,195       1,079,797

Cash, beginning of period                               947,881       3,012,830
                                                --------------------------------
Cash, end of period                                   4,568,076       4,092,627
                                                ================================

See accompanying notes

Dynamic Digital Depth Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)

                                                      Six-Months      Six-Months
                                                         Ended           Ended
                                                        June 30,        June 30,
                                                          2001            2000
                                                          $CAD            $CAD
                                                --------------------------------

Cash flows from operating activities:
Net loss                                             (3,598,829)     (3,880,883)
Adjustments to reconcile net loss to net cash
  used in  operating activities:
    Changes in non-cash operating items:
      Depreciation and amortization                     527,754         341,130
      Loss on disposal of building                                       22,967
      Write-off of patent costs capitalized
         in prior years, net                            109,112          92,697
      Write-off of website and other
         miscellaneous costs, net                       197,250
    Changes in assets:
      Accounts receivable                               (74,482)        100,121
      Security deposits and prepayments                 (38,064)        112,363
    Changes in liabilities:
      Accounts payable and accrued liabilities          178,982        (203,131)
                                                --------------------------------
Net cash used in operating activities                (2,698,277)     (3,414,736)
                                                --------------------------------

Cash flows from investing activities:
Acquisitions of capital assets                          (27,529)     (1,477,537)
Patent costs                                                           (295,365)
                                                --------------------------------
Net cash used in investing activities                   (27,529)     (1,772,902)
                                                --------------------------------

Cash flows from financing activities:
Proceeds from issuance of share capital               4,959,212       7,820,527
Repayments on short-term debt                           (38,723)       (475,639)
Payments on obligations held under capital lease        (40,984)        (76,161)
Restricted cash                                          66,030        (511,508)
                                                --------------------------------
Net cash provided by financing activities             4,945,535       6,757,219
                                                --------------------------------
Effect of exchange rates on cash                       (158,647)        (15,271)
                                                --------------------------------
Net increase in cash                                  2,061,082       1,554,310

Cash, beginning of period                             2,506,994       2,538,317
                                                --------------------------------
Cash, end of period                                   4,568,076       4,092,627
                                                ================================

See accompanying notes

Dynamic Digital Depth Inc.
NOTES TO CONSOLIDATD FINANCIAL STATEMENTS
As of June 30, 2001 and December 31, 2000 and for the Three and Six-Month Periods Ended
June 30, 2001 and June 30, 2000

1.   NATURE OF BUSINESS AND BASIS OF PRESENTATION

Dynamic Digital Depth Inc. (the "Company"), through its wholly owned subsidiaries, Dynamic Digital Depth Australia Pty Ltd, Dynamic Digital Depth Research Pty Ltd, Dynamic Digital Depth USA Inc. and Dynamic Digital Depth TV Inc., specializes in the business of 3D technology. Its patented technologies enable the creation and development of 2D compatible 3D content; mass distribution through the Internet, personal computer, television and movies; and the integration of 3D content with glasses-free displays.

These consolidated financial statements include the consolidated accounts of all of the wholly owned subsidiaries.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has experienced significant operating losses and cash outflows from operations and has a $27,876,584 accumulated deficit at June 30, 2001.

The ability of the Company to continue as a going concern is dependent on obtaining additional capital to support continuing development and commercialization activities. The outcome of this matter cannot be predicted at this time.

These consolidated financial statements do not give effect to any adjustment to the classifications and amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that have been made using careful judgment. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue Recognition

Technology revenue from the granting of licenses and hardware sales is recognized when; there is persuasive evidence of an agreement, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Building Units Held for Sale

The building is carried in the accounts at the lower of cost or fair market value. No amortization is taken due to the intention to sell the building.

Capital assets

Capital assets are carried in the accounts at cost less depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over their estimated useful lives as follows:

Furniture and fixtures	4 to 7 years
Office equipment	3 to 7 years
Equipment under capital lease	3 to 7 years
Technical equipment	3 to 7 years
Automotive equipment	7 years
Leasehold improvements	Over the lesser of the lease term or the useful life
Website	3 years

Leased assets that transfer substantially all of the benefits and risks of ownership related to the leased asset from the lessor to the lessee are accounted for as capital leases. Under a capital lease, the asset is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed using the straight-line method over the lesser of the lease term or the useful life of the asset. The lease agreements have implicit interest rates varying between 5.75 % and 11.68%.

Patents, research and development costs

Costs relating to acquiring and establishing patents in 3D television and related areas, such as the conversion to 3D of existing 2D film and video material, auto-stereoscopic 3D computer displays, 3D video arcade game displays, 3D viewing glasses, 3D special effects software and 3D camera adaptors are recorded at cost and since July 1, 2000 are being amortized over five years. The Company has also adopted a policy of periodically reviewing its patent portfolio with a view to writing off the costs incurred in applying for and registering such patents where there is no reasonable prospect that the technology represented by the patents will be capable of producing revenues within the next succeeding twelve months. Any further expenditures on patents or applications where costs to date have already been written off will be expensed as they are incurred.

Research costs are expensed as incurred.

Financial instruments

Financial instruments of the Company consist mainly of cash, accounts receivable, security deposits and prepayments, restricted cash, accounts payable and accrued liabilities, capital lease obligations and short-term debt. As at June 30, 2001 and December 31, 2000, there are no significant differences between the carrying amounts of these instruments, and their estimated fair values.

Foreign exchange

The Company's Australian and USA subsidiaries are deemed self-sustaining foreign operations for foreign currency translation purposes. Accordingly, assets and liabilities of the subsidiaries are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the subsidiaries are recorded in a "Cumulative Translation Adjustment" account within shareholders' equity. Gains and losses arising from foreign currency transactions are recognized in the Statement of Operations as general and administrative expenses. For the three and six-month periods ended June 30, 2001 and 2000, these amounted to ($489), ($23,260), ($4,591) and ($9,182), respectively.

Taxation

The Company follows the asset and liability method of accounting for income taxes. Under this method, the Company records income taxes to give effect to temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later periods. Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized. When necessary, valuation allowances are established to reduce future income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in future income tax assets and liabilities.

Concentrations of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, accounts receivable and security deposits and prepayments. The Company's cash is placed with high quality major Australian, Canadian and American banking institutions, limiting its exposure to credit risk. At the balance sheet dates presented herein, the accounts receivable and security deposits and prepayments balances consist of a number of various miscellaneous items.

Loss per share

Basic loss per share is determined by dividing the net loss by the weighted average number of common shares outstanding during the period. The effect on loss per share of the exercise of options and warrants is anti-dilutive.

Stock options

The Company has a stock option plan which is described in Note 8. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

3.   CAPITAL ASSETS

                                               As at June 30, 2001
                                   ---------------------------------------------
                                                       Accumulated     Net Book
                                         Cost         Amortization       Value
                                         $CAD             $CAD           $CAD
                                   ---------------------------------------------

Furniture and fixtures                175,922            52,268          123,654
Office equipment                      136,313            88,811           47,502
Equipment under capital lease         226,574            86,353          140,221
Technical equipment                 1,608,456           879,440          729,016
Automotive equipment                   77,635            38,336           39,299
Leasehold improvements              1,360,535           385,111          975,424
Website                                22,755             4,496           18,259
                                   ---------------------------------------------
                                    3,608,190         1,534,815        2,073,375
                                   =============================================

                                               As at December 31, 2000
                                   ---------------------------------------------
                                                       Accumulated     Net Book
                                         Cost         Amortization       Value
                                         $CAD             $CAD           $CAD
                                   ---------------------------------------------
Furniture and fixtures                165,963            39,382          126,581
Office equipment                      136,313            70,594           65,719
Equipment under capital lease         239,632            68,216          171,416
Technical equipment                 1,635,575           691,667          943,908
Automotive equipment                   77,635            32,444           45,191
Leasehold improvements              1,360,535           246,052        1,114,483
Website                               268,142            38,798          229,344
                                   ---------------------------------------------
                                    3,883,795         1,187,153        2,696,642
                                   ---------------------------------------------

4.   PATENTS

                       As at June 30, 2001       As at December 31, 2000
                   --------------------------- ---------------------------
                                  Accumulated                 Accumulated
                        Cost     Amortization      Cost      Amortization
                        $CAD        $CAD           $CAD        $CAD
                   ------------- ------------- ------------- -------------
Patents                230,340       73,805       339,452       47,654
Net book value                156,535                     291,798
                   --------------------------- ---------------------------

At June 30, 2001, after reviewing the patent portfolio and in light of the new policy direction referred to in Note 2, the Company has written off an amount of $109,112 (December 31, 2000: $340,058) in expenditures (net of accumulated amortization) previously incurred and capitalized.

5.   RESTRICTED CASH

This represents cash held in a deposit account by way of security in association with the lease of Dynamic Digital Depth USA, Inc.‘s office premises as per an agreement dated September 17, 1999. Interest is being earned on the amount deposited at the prevailing bank rate of 3.89% (December 31, 2000: 6.306%) over the term of the lease.

6.   SHORT-TERM DEBT

The short-term debt is collateralized by a first mortgage over the building and registered fixed and floating charge over the assets of Dynamic Digital Depth Australia Pty Ltd. The debt is fully repayable on demand upon the sale of the building units. Interest is charged at the Bank Bill Discount Rate of 5.75% plus 1.50% per annum (December 31, 2000: 6.99% plus 1.50% per annum).

7.   COMMITTMENTS AND CONTINGENCIES

Leases

The following is a schedule of future minimum lease payments under the capital leases:

                                                                       As at
                                                  As at June 30,    December 31,
                                                      2001             2000
                                                      $CAD             $CAD
                                                ---------------- ---------------
2001                                                 50,005         100,009
2002                                                 74,829          74,829
2003                                                 24,451          24,451
                                                ---------------- ---------------
Total minimum lease payments                        149,285         199,289
Less: amount representing interest                  (11,635)        (20,655)
                                                ---------------- ---------------
Present value of minimum lease payments             137,650         178,634
Less: current portion                               (87,780)        (84,931)
                                                ---------------- ---------------
                                                     49,870          93,703
                                                ---------------- ---------------

The following is a schedule of future minimum lease payments under the operating leases which include leases of motor vehicles, computers and technical equipment:

                                                           As at June 30,
                                                                2001
                                                                $CAD
                                                           ----------------
2001                                                               242,024
2002                                                               523,372
2003                                                               560,716
2004                                                               445,857
2005                                                               144,892
2006                                                               152,137
2007                                                               159,744
2008                                                               167,731
2009                                                               124,026
                                                           ----------------
Total minimum lease payments                                     2,520,499
                                                           ----------------

Litigation

a)	In January 1999, Angus Duncan Richards (“Richards”) served a notice of dispute on the Company relating to the terms of a Consulting Agreement between the Company and Richards. The dispute is subject to arbitration that is ongoing. The Company refutes all of the allegations and is vigorously defending this matter. In the event that Richards was to succeed in his claim, the Company would be exposed to a liability to pay Richards $CAD187,510 together with further payments not exceeding $CAD158,840 per annum contingent upon the extent to which the Company derives revenue and capital from commercial exploitation of certain technologies which Richards assisted to develop.
b)	In December 1998, Angus Duncan Richards (“Richards”) commenced litigation in Alberta, Canada seeking monetary damages for $CAD227,500 plus interest and court costs. Richards alleges the Company failed to permit him to exercise options to purchase 182,000 common shares at an exercise price of $1.25 per share based upon the determination that the options had expired (amounts based on post reverse stock split). The Company filed a Statement of Defense in February 1999. The Company refutes all of the allegations and intends to vigorously defend this matter. Richards sought leave of the Court to amend his statement of claim on January 10, 2001. The Court, apart from adding Mr. P Kristensen, a director of the Company, to the action, rejected the application. The Company intends to file an additional statement of defense seeking additional security for costs. The Company believes that Richard’s claim is without merit.

8.   SHARE CAPITAL

Authorized
        Unlimited number of voting common shares
        Unlimited number of non-voting first and second preferred shares, issuable in series

Issued - Common Shares

                                                      Number of
                                                       Shares           $CAD
                                                     ---------------------------
Balance at December 31, 2000 - common voting shares   22,382,492      30,482,617

Issued on exercise of stock options                       20,000          27,000

Issued for cash through a private placement            1,742,025       4,897,212

Issued on exercise of stock options                       28,000          35,000
                                                     ---------------------------
Balance at June 30, 2001 - common voting shares       24,172,517      35,441,829
                                                     ---------------------------

Stock Options

On February 6, 2000, the Company established a stock option plan for its directors, management, employees and consultants. This plan amended all earlier plans and allows the Company to grant options for up to twenty per cent of the issued and outstanding shares of the Company to a maximum of 4,480,498 common shares. There have been no changes in original terms and conditions of options issued. Under the plan, the exercise price of each option shall be not less than the price permitted by the stock exchange on which the common shares are then listed. No participant shall be granted an option that exceeds five per cent of the issued and outstanding shares of the Company. The option period is not to exceed ten years from the date the option is granted. An option shall vest and may be exercised during the option period in such manner as the Board of Directors may fix by resolution.

                                          Six-months ended June 30, 2001          Six-months ended June 30, 2000
                                          Number of        Weighted Average      Number of        Weighted Average
                                           Options          Exercise Price        Options          Exercise Price
                                                                 $CAD                                   $CAD
                                     ---------------------------------------------------------------------------------
Outstanding at beginning of period             2,610,000         3.80                1,148,770          1.72
Granted                                        1,321,000         3.20                1,520,000          8.57
Exercised                                       (48,000)         1.29                (117,770)          1.36
Forfeited                                       (25,000)         7.11                        -           -
                                     --------------------                     -----------------
Outstanding at end of period                   3,858,000         3.60                2,551,000          5.82
                                     --------------------                     -----------------
Exercisable at end of period                   1,658,250         3.44                1,084,230          8.73
                                     --------------------                     -----------------

The following table summarizes information about stock options outstanding at June 30, 2001:

                                              Options Outstanding                          Options Exercisable
                                                 Weighted-Average   Weighted-Average        Number          Weighted-Average
Range of Exercise Prices   Number Outstanding     Remaining Life     Exercise Price     Exercisable at       Exercise Price
          $CAD              at June 30, 2001         in Years             $CAD           June 30, 2001          $CAD

      0.00 to 2.99               629,000               2.03               1.91              507,000             1.83

      3.00 to 5.99             3,119,000               4.19               3.68            1,096,250             3.80

      6.00 to 8.99                30,000               3.61               7.11               15,000             7.11

     9.00 to 12.99                80,000               3.75              12.58               40,000            12.58
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------
         TOTALS                3,858,000               3.82               3.60            1,658,250             3.44
------------------------- ---------------------- ----------------- ------------------- ------------------ ------------------

Warrants

During the six months ended June 30, 2001, the Company issued 1,738,025 Units at a price of $2.80 per Unit. Each Unit comprises one common share and one-half warrant, with each whole warrant exercisable into one common share at an exercise price of $3.50. These warrants expire in June 2003.

During the six months ended December 31, 2000, the Company issued 581,230 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. All of these options expire on October 10, 2002.

During the fiscal year ended June 30, 2000, the Company issued 1,000,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. 140,000 of these warrants expire on December 21, 2001 and the balance expires on February 1, 2002.

In connection with issue of share purchase warrants during the fiscal year ended June 30, 2000, the Company, by way of a financial advisor’s fee, issued 20,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD5.50 per share. These warrants expire on February 1, 2002.

During the fiscal year ended 1999, the Company issued 1,500,000 share purchase warrants with options to purchase common shares on a 1:1 basis at a price of $CAD3.50 from June 17, 1999 to June 17, 2000, or $CAD4.50 from June 17, 2000 to June 17, 2001, or $CAD 5.50 from June 17, 2001 to June 17, 2002.

9.   LOSS CARRY FORWARD

The Company has non-capital accumulated losses carried forward for income tax purposes amounting to $26,966,863, the benefit of which has not been reflected in the accounts. These tax losses are as set out in the table below:

                                                         Year               $CAD
   Carried forward losses of Canadian Parent
   Company which must be utilized by June 30:            2002           $127,878
                                                         2003            199,320
                                                         2004            371,867
                                                         2005            446,852
                                                         2006            625,758
                                                         2007          1,349,183
   utilized by December 31:                              2008            556,241
                                                                        2009            239,064
   Carried forward losses of United States
   subsidiary which must be utilized by June 30:         2013            195,518
                                                         2014          1,760,141
                                                         2015          2,520,731
   utilized by December 31:                              2016          2,503,452
                                                         2017          2,234,871
   Carried forward losses of Australian
   subsidiaries that may be carried forward
   indefinitely subject to certain tests being met:                   13,835,987
                                                        ------------------------
   Total                                                             $26,966,863
                                                        ------------------------

10.   GEOGRAPHIC SEGMENTS

                                        Australia        USA          Canada      Eliminations    Consolidated
Six-months ended June 30, 2001            $CAD          $CAD           $CAD           $CAD            $CAD
------------------------------------------------------------------------------------------------------------------
Revenue                                    358,100       234,175             -          (240,169)       352,106
                                      ----------------------------------------------------------------------------
Loss                                    (1,124,897)   (2,234,871)     (239,061)                -     (3,598,829)
                                      ============================================================================
Identifiable assets                      1,708,614    10,746,153    31,026,297       (35,022,006)     8,459,058
                                      ----------------------------------------------------------------------------
Capital assets                             408,186     1,665,189             -                 -      2,073,375
                                      ============================================================================

                                        Australia        USA          Canada      Eliminations     Consolidated
Six-months ended June 30, 2000            $CAD          $CAD           $CAD           $CAD             $CAD
------------------------------------------------------------------------------------------------------------------
Revenue                                    275,185        61,321           234                 -        336,740
                                      ----------------------------------------------------------------------------
Loss                                    (1,539,497)   (1,719,880)     (621,506)                -     (3,880,883)
                                      ============================================================================
Identifiable assets                      2,749,982     6,299,648    23,792,553       (23,714,814)     9,127,369
                                      ----------------------------------------------------------------------------
Capital assets                             569,012     1,964,291             -                 -      2,533,303
                                      ============================================================================

The Company operates in one industry segment, that being the research, development and commercialization of 3D technologies.

11.   INCOME TAXES

The respective local income tax laws govern the subsidiaries in all geographical regions with statutory tax rates ranging from 0% to 44%. No current or future tax expenses for operations in all geographical locations were recognized in any periods.

A reconciliation of income taxes computed at the statutory rate to the effective income tax provision of nil is as follows:

                                                Three-Months       Three-Months         Six-Months            Six-Months
                                               Ended June 30,     Ended June 30,       Ended June 30,       Ended June 30,
                                                   2001               2000                2001                 2000
                                                    $CAD               $CAD                $CAD                 $CAD
Prima facie income tax benefit (at rates
applicable in the country of operation)
on losses from normal activities                     (789,976)          (830,700)          (1,439,533)        (1,552,353)
Decrease in tax benefit resulting from:
     Future tax asset valuation allowance
                                                      789,976            830,700            1,439,533          1,552,353
                                            ------------------ ------------------ -------------------- ------------------
Income tax benefit                                          -                  -                    -                  -
                                            ================== ================== ==================== ==================

Future tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future tax assets and liabilities are as follows:

                                            June 30, 2001      December 31, 2000
                                                $CAD                  $CAD
Future tax assets:
     Net operating loss carry forwards        11,150,633              9,711,102

Valuation allowance                          (11,150,633)            (9,711,102)
                                            ------------------------------------
Net future income tax assets                           -                      -
                                            ====================================
Future tax liabilities                                 -                      -
                                            ====================================

The Company has provided a valuation allowance for the full amount of net future income tax assets in light of its history of operating losses since its inception.

12.   RELATED PARTY TRANSACTIONS

Legal fees for the six-months ended June 30, 2001 of $30,232 were paid by the Company to an entity, one of whose partners is a director of the Company or one of its subsidiaries.

13.   COMPARATIVES

Certain prior period figures have been reclassified to conform to the financial statement presentation of the current year.

SCHEDULE B:   SUPPLEMENTARY INFORMATION

1.   GENERAL AND ADMINISTRATVE EXPENSES

                                                     Six-Months Ended
                                                       June 30, 2001
                                                     ----------------
         Occupancy Expense                               $315,231
         Office Expense                                   116,095
         Communication Expense                            244,616
         Insurance Expense                                 35,522
         Travel and Entertainment                         129,264
         Information Technology Expense                                   42,988
         Professional Fees and Expenses                                  121,055
         Legal Fees                                                      186,065
         Other                                            207,621
                                                        ---------
              TOTAL                                    $1,398,457
                                                        ---------

2.   RELATED PARTY TRANSACTIONS

Legal fees for the six-months ended June 30, 2001 of $30,232 were paid by the Company to an entity, one of whose partner's is a director of the Company or of one of its subsidiaries.

3.   (A) SECURITIES ISSUED DURING THE PERIOD

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Consideration	Comm. Paid
March `01	Common Shares	Option Exercise	20,000	$1.35	$27,000	Cash	Nil
April `01	Common Shares	Option Exercise	20,000	1.25	25,000	Cash	Nil
May `01	Common Shares	Option Exercise	8,000	1.25	10,000	Cash	Nil
June `01	Common Shares	Private Placement	1,742,025	2.80	4,897,212	Cash	Nil

      (B) OPTIONS GRANTED DURING THE PERIOD

Date	Number	Position	Exercise Price	Expiry Date
February `01	36,000	Employees	$3.15	February `06
May `01	1,285,000	Employees	3.20	May `06

4.   (A) DESCRIPTION OF OUTSTANDING OPTIONS

Number of options outstanding at             Exercise Price
         June 30, 2001                           $CAD                Expiry Date
--------------------------------------------------------------------------------
   40,000                                   1.35               November 27, 2001
  155,000                                   1.30               December 20, 2002
  200,000                                   1.50               September 7, 2003
  200,000                                   2.80               June 7, 2004
   34,000                                   2.47               July 7, 2004
  166,000                                   5.66               October 28, 2004
  400,000                                   5.03               January 14, 2005
   30,000                                   7.11               February 8, 2005
   48,000                                   4.55               March 22, 2005
  700,000                                   3.20 (1)           March 24, 2005
   80,000                                  12.58               March 30, 2005
  436,000                                   3.91               July 7, 2005
   48,000                                   3.15               December 28, 2005
   36,000                                   3.15               February 5, 2006
1,285,000                                   3.20               May 18, 2006

        (1) At the last Annual General Meeting held on April 23, 2001, a resolution was passed by the shareholders amending the exercise price of 700,000 stock options issued on March 24, 2000 down from $11.48 to $3.20.

      (B) DESCRIPTION OF WARRANTS OUTSTANDING

Number of warrants outstanding at March 31, 2001	Exercise Price $CAD	Expiry Date
1,500,000	$5.50 between June, 17 2001 and June 17, 2002	June 16, 2002
140,000	$5.50	December 21, 2001
880,000	$5.50	February 1, 2002
581,230	$5.50	October 10, 2002
869,013	$3.50	June 30, 2003

5.   List of Current Directors

        Neil W. Speakman, Director, Chairman of the Board
        Christopher M. Yewdall, Director, President and Chief Executive Officer
        Paul Kristensen, Director
        Paul G. Jeffrey, Director
        Ian Macintosh, Director
        Geoff Roman, Director
        Eric Edward Dillon, Director

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Description of Business

        The Company’s principal business is the development and sale of software and hardware products and services to enable the viewing of 3D without the need for special eyewear or headgear. 3D TV without glasses has become possible through advances in technology over the last few years. These developments have made 3D viewing a more viable and marketable proposition and the Company’s longer-term strategic goal is to bring 3D TV to the mass market.

        Since inception, we have incurred operating losses of approximately $27.9 million related to the development of our technologies. We anticipate the launch of significant second and third generation developments of previously successful commercialized products through the remainder of 2001 which will generate revenue and continue our expansion as a technology-based marketing, licensing and distribution company. The rate at which this expansion will occur is dependent on a number of factors, many of which are beyond our control. These include the willingness of production companies to make their content available in 3D, the willingness of broadcasters and cable system operators to invest in our technologies, and the willingness of consumers to buy and use the ancillary equipment needed to view 3D images using our technologies, such as LCD shutter or red/blue anaglyph glasses.

        The Consolidated Financial Statements include the accounts of Dynamic Digital Depth Inc. and our wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. Our research and development operations are located in Perth, Australia. We are incorporated under the laws of Canada and prepare our financial statements in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles. Reference should be made to the accompanying financial statements, including the notes, when reading the following discussion and analysis of the Company’s operations.

Discussion of Operations and Financial Condition

        Our results of operations reflect a continuing focus on our research and development program together with an expansion of marketing activities as our technologies continue to be developed and further commercialized.

        Revenues

        We are still attempting to consistently achieve substantial revenues from the commercialization of our technologies. This reflects our policy to focus on the development of the technologies in order to bring them to the level of sophistication and marketability required for their successful commercialization and the rapid pace of change in market expectations.

        Technology revenue represent amounts received from services performed related to conversion of 2D content into 3D and sales of hardware pursuant to agreements entered into with third parties who were, or are considered to be, potentially long-term customers.

        Conversion services represent amounts received from several customers for work undertaken in converting 2D material into 3D using technologies and techniques that were developed by the Company. Conversion services have primarily been purchased by customers in the location based entertainment industry, such as theme parks.

        Hardware sales represent sales of equipment using technologies that were developed by the Company. To date, our hardware sales have been made to one customer, Karl Storz Imaging. The hardware provided to that company modifies the video image produced by medical imaging products and converts it to 3D.

        Interest is earned from cash balances invested in cash management accounts. Interest income decreased during the six-months ended June 30, 2001 compared to the six-months ended June 30, 2000 due to the fact that the average cash balance was lower and the rate at which such accounts yield interest has declined.

        Other income principally consists of rental income earned from the rental of units in our building units that are held for sale.

Operating Expenses

        Depreciation and amortization of capital assets increased during the six-months ended June 30, 2001 due to higher levels of capital expenditures for technical equipment and the development of a company website compared to the six-months ended June 30, 2000.

        Salaries and wages have increased during the six-months ended June 30, 2001 compared to the six-months ended June 30, 2000 due to additional employees hired to support the marketing and commercialization of the Company’s products and the practice of employing personnel on a full-time basis to perform duties that were previously outsourced.

        General and administrative expenses decreased during the six-months ended June 30, 2001 compared to the six-months ended June 30, 2000 primarily due to lower legal and professional fees. In addition, there was a reduction in consultants and sub-contractors costs as a result of the Company’s continuing practice of employing personnel on a full-time basis to perform duties previously outsourced.

        Marketing and promotional expenses are incurred primarily on the services of marketing consultants, attendance at trade shows and on activities associated with obtaining greater exposure of the Company’s technologies. These expenses increased during the six-months ended June 30, 2001 compared to the six-months ended June 30, 2000 due to the occurrence of several trade shows and other related activities.

        Interest expense on short-term debt and capital leases has decreased during the six-months ended June 30, 2001 compared to the six-months ended June 30, 2000 due to reductions in the level of short-term debt and capital leases coupled with the fact that interest rates have declined.

        Salaries and wages have increased this quarter compared to last year’s quarter due to additional employees hired to support the marketing and commercialization of the company’s products and the practice of employing personnel on a full time basis to perform duties previously outsourced.

        Other matters

        Details of transactions with related parties are provided in Note 12 of the financial statements contained herein.

        Details of legal proceedings and any contingent liabilities are provided in Note 7 of the financial statements contained herein.

        There have been no special resolutions passed by the shareholders during the six-months ended June 30, 2001.

Subsequent Events

        Subsequent to June 30, 2001, there have been no events or transactions of a material or significant nature.

Financings

        There were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

Liquidity and Solvency

        For six and three-months ended June 30, 2001 we incurred a net loss of approximately $3.62 million and $2.0 million, respectively, with an operating cash flow deficit averaging approximately $501,000 and $457,000 per month. The net losses principally reflect a continuing focus on our research and development program together with an expansion of marketing activities as our technologies continue to be developed and further commercialized. As of June 30, 2001, we had net working capital of approximately $510,000, including a cash balance of approximately $3.5 million. Through June 30, 2001, we had an accumulated deficit of approximately $27.9 million.

        During the six-months ended June 30, 2001 we have continued to make significant progress towards full commercial operation. Product introductions and expanded marketing will require significant additional expenditures through the balance of 2001. As a result, it can be expected that short-term operating losses could accelerate from those previously experienced. In addition, we expect to require approximately $253,000 in capital expenditures during the remainder of 2001.

        Historically, we have met our working capital requirements through financing transactions involving the private placement of equity securities or equity equivalents.

        During the six-months ended June 30, 2001, the Company raised approximately $4.9 million through a private placement and $35,000 through the exercise of stock options.

        We intend on selling the building units held for sale during 2001. In the event that sales have not been finalized by the end of the year, our short-term loan facility will be renegotiated to cover the outstanding loan balance.

        We do not believe that our available cash resources and cash flow from operations will be sufficient to meet our liquidity needs through June 30, 2002. We expect that we will require additional financing thereafter which may take the form of private placements of debt or equity securities with financing sources or from development partners. We are in discussions with a number of potential financing sources, including investment banking firms and strategic partners, regarding transactions that would provide us with sufficient resources to meet our working capital requirements for the next twelve months. However, these discussions have not resulted in any definitive agreements. Accordingly, there can be no assurance that such financing will be available on attractive terms to us, if at all. If we are unsuccessful in obtaining financing, we may be required to seek to license our technologies to third parties who are financially better able to exploit the technologies or we may be required to curtail operations.

DYNAMIC DIGITAL DEPTH INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DYNAMIC DIGITAL DEPTH INC.
Dated: September 10, 2001	By: /s/ Mark N. Schwartz Mark N. Schwartz, Chief Financial Officer